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EXHIBIT 12

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Unaudited)

	2012	2011	2010	2009	2008
	(Dollars in thousands)
Earnings:
Net Income (Loss)	$410,322	$(723,901)	$(495,668)	$887,175	$696,045
Add:
(Benefit) provision for income taxes	(39,231)	(310,078)	(268,968)	495,989	387,766
Fixed charges	1,576,700	1,581,480	1,577,210	1,379,141	1,606,610
Less:
Capitalized interest	(16,146)	(8,113)	(6,539)	(10,360)	(26,597)

Earnings as adjusted (A)	$1,931,645	$539,388	$806,035	$2,751,945	$2,663,824

Fixed charges and preferred stock dividends:
Preferred dividend requirements	$420	$544	$601	$3,830	$5,227
Ratio of income (loss) before (benefit) provision for income taxes to net income (loss)	90%	143%	154%	156%	156%

Preferred dividend factor on pretax basis	378	778	926	5,975	8,154

Fixed Charges:
Interest expense	1,555,567	1,569,468	1,567,369	1,365,490	1,576,664
Capitalized interest	16,146	8,113	6,539	10,360	26,597
Interest factors of rents	4,987	3,899	3,302	3,291	3,349

Fixed charges as adjusted (B)	1,576,700	1,581,480	1,577,210	1,379,141	1,606,610

Fixed charges and preferred stock dividends (C)	$1,577,078	$1,582,258	$1,578,136	$1,385,116	$1,614,764

Ratio of earnings to fixed charges ((A) divided by (B))	1.23x	— (a)	— (a)	2.00x	1.66x

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	1.22x	— (a)	— (a)	1.99x	1.65x

(a)
In the twelve months ended December 31, 2011 and 2010, earnings were insufficient to cover fixed charges by $1,042.1 million and $771.2 million, respectively, due to non-cash impairment and lease related charges aggregating $1.7 billion and $1.8 billion, respectively.

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  EXHIBIT 12
INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Unaudited)